Joseph P. Richardson
Direct: (602) 364-7454
jprichardson@bryancave.com
September 9, 2005
VIA EDGAR, FACSIMILE AND U.S. MAIL
Al Rodriquez
Division of Corporation Finance
Securities and Exchange Commission
Station Place — Mail Stop 04-07
100 F Street N.E.
Washington, DC 20549

Re:	Circuit Research Labs, Inc. Form 10-KSB for the year ended December 31, 2004 Form 10-QSB for fiscal quarter ended March 31, 2005 File No. 0-11353
Dear Mr. Rodriquez:
As previously indicated, this firm represents Circuit Research Labs, Inc. (the “Company”) in connection with your comment letter dated June 7, 2005, regarding the above-referenced filing. This letter is a follow up to our conference call on August 11, 2005, and is meant to supplement the information in our letter dated July 13, 2005. This letter is being faxed to you as well as being sent by U.S. mail, and will be filed on EDGAR as correspondence. Because the information provided in Annexes A, B and C contain confidential financial information that is not publicly available, we are requesting confidential treatment of such Annexes under Rule 83 of the Commission’s Rules of Practice (17 CFR 200.83). As required by Rule 83, we have faxed a copy this letter to the SEC’s FOIA Office at (703) 914-1149.
During the conference call, you sought further information regarding the Company’s operating segments pursuant to SFAS 131 and SFAS 142. The Company believes its various operations do not constitute separate reporting units under the criteria set forth in SFAS 131 and SFAS 142. The Company believes that its Orban, Orban Europe and CRL operations meet the criteria to be a single reporting unit. As defined in SFAS 131, an operating segment is a component of an enterprise (i) that engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the enterprise’s chief operating

Al Rodriquez
Securities and Exchange Commission
September 9, 2005

decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (iii) for which discrete financial information is available.
For purposes of SFAS 131 and SFAS 142, the Company’s chief operating decision maker is its Chief Executive Officer. The CEO receives information primarily on an item or product specific basis, which is usually presented verbally or through an email. To the extent that the CEO receives written materials, such materials typically consist of reports on overall performance data on a product-by-product basis and a comparative income statement report. Such a comparative income statement report includes information on an aggregated basis and does not separate the information by operations. The Company does not prepare separate reports on its operations for purposes of internal analysis nor does it conduct a disaggregated evaluation of its business.
In addition, all of the Company’s operations are similar with respect to each of the following areas: the nature of the products; the nature of the production processes; the type or class of customer for the products; and the methods used to distribute these products. The products of the Company’s Orban, Orban Europe and CRL operations are sold to many of the same customers and pricing is determined centrally by the CEO. The CEO receives reports on such sales identified by product and customer, regardless of whether the Orban, Orban Europe or CRL operations are engaging in the transaction.
Attached as Annexes A, B and C to this letter are recent reports used by the Company’s chief operating decision maker to make decisions on the allocation of resources. Annex A is a consolidated comparative travel analysis comparing the periods ended June 2002, June 2003, June 2004 and June 2005. Included as Annex B is a consolidated comparative income statement and Annex C includes a consolidated comparative payroll analysis. As you can see, the chief operating decision maker receives information about the entire operations of the Company and does not receive separate information on the operating results of the Orban, Orban Europe or CRL operations. Thus, the Company believes that its various operations do not constitute separate reporting units under the criteria set forth in SFAS 131 and SFAS 142.
If you have any questions, please contact Michael McCoy of Bryan Cave LLP at 602-364-7176 or the undersigned at 602-364-7451.
Very truly yours,
Joseph P. Richardson
MRM:ccb

Al Rodriquez
Securities and Exchange Commission
September 9, 2005

Copies with enclosure to:
           Robert McMartin